Exhibit (h)(3)

Indemnification Agreement

This Indemnification Agreement (the “Agreement”) is entered into as of July 17, 2017 by and between Voya Mutual Funds, a Delaware statutory trust (the “Acquiring Trust”), on behalf of Voya CBRE Global Infrastructure Fund (the “Acquiring Fund”), and CBRE Clarion Securities LLC (“CBRE Clarion”).

WHEREAS the Acquiring Trust, on behalf of the Acquiring Fund, and CBRE Clarion are parties, along with Voya Investments, LLC and The Advisors Inner Circle Fund, a Massachusetts business trust (the “Acquired Trust”), on behalf of CBRE Clarion Global Infrastructure Value Fund (the “Acquired Fund”), to an Agreement and Plan of Reorganization dated February 3, 2017 (the “Reorganization Agreement”);

WHEREAS it is a condition precedent to the obligations of the Acquiring Trust and the Acquiring Fund under the Reorganization Agreement that CBRE Clarion enter into this Agreement; and

WHEREAS CBRE Clarion seeks to induce the Acquiring Trust and the Acquiring Fund to consummate the transactions contemplated in the Reorganization Agreement (the “Reorganization”);

NOW, THEREFORE, in consideration of the premises set forth above and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

SECTION 1:                           INDEMNITY

CBRE Clarion agrees to indemnify and hold harmless the Acquiring Trust, each of the Acquiring Trust’s officers and trustees and the Acquiring Fund (the “Indemnified Parties”) from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, reasonable legal fees and reasonable costs of investigation) to which the Indemnified Parties or any of them may become subject arising out of or relating to any actions or omissions by CBRE Clarion or any of its affiliates prior to the closing of the Reorganization (the “Closing”) for which CBRE Clarion or any of its affiliates would have been liable to the Acquired Trust, the Acquired Trust’s officers and trustees, or the Acquired Fund pursuant to the Investment Advisory Agreement dated December 19, 2011, as amended May 14, 2013, between the Acquired Trust and CBRE Clarion (the “Advisory Agreement”).  CBRE Clarion agrees that for this purpose the term “Adviser Disclosure” as used in the Advisory Agreement shall include (i) all disclosure in any advertising or sales materials prepared or produced by CBRE Clarion prior to the Closing, and (ii) any disclosure in any advertising or sales materials (regardless of the person by whom the materials were prepared) to the extent constituting or based on information or disclosure prepared or furnished by CBRE Clarion prior to the Closing.  As used in this paragraph, the term “advertising or sales materials” shall include without limitation any omitting prospectus and any supplemental sales material.  CBRE Clarion agrees that this indemnity is not an exclusive remedy and does not limit any other remedy that might be or have been available to the Acquired Fund or to the Acquiring Fund.  CBRE Clarion hereby acknowledges and agrees for the benefit of the Acquiring Fund that, after and by virtue of the Reorganization, the Acquiring Fund shall succeed to, and shall be entitled to assert against CBRE Clarion, any and all claims and causes of action the Acquired Fund might have asserted directly against CBRE Clarion, whether arising under the Advisory Agreement or otherwise, to the same extent as the Acquired Fund might have done so.

Capitalized terms used in this Section and not defined herein shall have the definitions ascribed to them in the Reorganization Agreement or the Advisory Agreement, as applicable.

SECTION 2:                           MICELLANEOUS

2.1                               This Agreement may be executed in any number of counterparts, each of which shall be deemed an original. A facsimile or electronic (e.g., PDF) signature on this Agreement shall have the same effect as if executed in the original by such officer.

2.2                               This Agreement shall be governed by and construed in accordance with the domestic substantive laws of the State of Delaware, without giving effect to any choice or conflicts of law rule or provision that would result in the application of the domestic substantive laws of any other jurisdiction.

2.3.                            This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party.  Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

2.4                               This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior written or oral understanding or agreements.

2.5                               This Agreement is intended to be effective as an instrument executed under seal.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed by an authorized officer.

Voya Mutual Funds
On behalf of Voya CBRE Global Infrastructure Fund

By:	/s/ Michael J. Roland	(SEAL)
Name:	Michael J. Roland
Title:	Executive Vice President

CBRE Clarion Securities, LLC

By:	/s/ Jonathan A. Blome	(SEAL)
Name:	Jonathan A. Blome
Title:	Chief Financial Officer